Mr. Amit Pande,

Division of Corporation Finance,

United States Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20002

22 December 2009

Re: Allied Irish Banks, p.l.c.

Form 20-F for the fiscal year ended December 31, 2008

File Number: 01-10284

Dear Mr. Pande,

Thank you for your letter dated 4 December 2009 in relation to the above filing. Your letter follows our response of 21 September 2009 to your letter of 3 September 2009. We have reviewed your comments and have detailed below our response.

Note 24 Derivative Financial Instruments, page 172

We note your response to comment four from our letter dated September 3, 2009. Your response indicates that there was no adjustment for AIB-specific credit risk in your valuation techniques for derivative liabilities since a large portion of the fair value of derivatives relate to inter-bank exposures and the majority of these transactions are managed under ISDA Master Netting Arrangements. We concur that the evidence of Master Netting Arrangements and collateral requirements with counterparties would reduce exposure to credit risk by both counterparties. However, it would appear that any net derivative asset or liability existing with each counterparty after taking into consideration the Master Netting Arrangement and the collateral support would represent the amount still exposed to potential credit risk. Due to the current economic conditions which existed as of and subsequent to December 31, 2008 and taking into consideration your financial results during these time periods, including changes in your own credit risk in your derivative liability valuation could be material to your financial statements. Please tell us how you considered the guidance in BC89 of IAS 39 and paragraph 80 of the IASB’s Expert Advisory Panel’s “Measuring and Disclosing the Fair Value of Financial Instruments in Markets that are no Longer Active” in support of your accounting.

Additionally, to the extent that a similar approach was taken with respect to the consideration of counterparty credit risk in the valuation of your derivative assets, please address the literature noted above to support your accounting. Otherwise, please provide us with a materiality analysis which supports that inclusion of credit risk in the valuation of your derivative assets and liabilities would not have been material to your financial statements.

AIB response

Market activity

AIB has no material positions in non-vanilla derivative instruments. We concluded the market for the derivatives in which we transact to be active at 31 December 2008. Transaction volumes remained relatively robust and, at an overall level we did not observe significant changes to counterparty credit spread pricing in the derivative market. We did not experience any AIB name specific adjustments to price when transacting in the derivative market.

As the markets were assessed as active, all of the derivatives were valued using market prices, consistent with BC89(c) of IAS 39. We believe that these are reliable prices, in line with IAS 39 AG71. The number of Credit Support Annexes (CSAs) in place with leading market counterparties means we have had full access to market competitive pricing in our main markets. As a consequence, AIB continued to execute in the derivative market throughout 2008, and subsequently, at market prices without any adjustment for AIB specific credit risk.

Derivative liabilities

The fair value of derivative liabilities amounted to €6.5bn at 31 December 2008. This is split between bank and non-bank counterparties. The position for derivative liabilities with bank counterparties amounts to circa €6.0bn and the majority of these positions are subject to ISDA Master Netting Agreements and supported by a cash collateralised CSA, resulting in a net position for derivative liabilities with bank counterparties after application of ISDA Master Netting Agreements and CSAs at 31 December 2008 of circa €0.4bn. The position for derivative liabilities with non-bank counterparties at 31 December 2008 was circa €0.5bn.

We concluded that an adjustment for the impact of own credit in derivative liabilities was not appropriate given credit enhancements, such as posted collateral, and based on our experience in the market of transacting at market prices.

We would also mention that the non-collateralised derivative positions were generally of short duration. Paragraph 80 of the IASB’s Expert Advisory Panel’s paper states that adjustments for own credit may not be appropriate when valuing derivatives in active markets where there are ‘credit enhancements (eg posted collateral)’ or where the entity ‘has concluded that the effect is not material’. However, we estimate the maximum adjustment that could have been applicable at 31 December 2008 to be less than €5m in a stressed scenario. This position will continue to be reassessed for validity at each financial reporting period-end.

Derivative assets

The fair value of derivative assets amounted to €7.3bn at 31 December 2008. This is split between bank and non-bank counterparties. The position for derivative assets with bank counterparties amounts to circa €5.9bn and the majority of these positions are subject to ISDA Master Netting Agreements and supported by a cash collateralised CSA, resulting in a net position for derivative assets with bank counterparties after application of ISDA Master Netting Agreements and CSAs at 31 December 2008 of circa €0.4bn. The bank counterparties not subject to ISDA Master Netting Agreements or where CSAs are not in place are of high quality, with no material positions with banks rated less than credit rating A. The position for derivative assets with non-bank counterparties at 31 December 2008 was circa €1.4bn. AIB’s non-bank derivative book is relatively small in the context of AIB’s balance sheet.

The impact of counterparty credit risk is considered when measuring fair value on the position for derivative assets after taking into consideration ISDA Master Netting Agreements and collateral support. Fair value under IAS 39 incorporates two components of credit by: (1) reflecting the credit quality of the instrument in line with IAS 39 AG69 and AG78; and (2) reflecting any impact on spreads in line with IAS 39 AG78:

(1)	In line with IAS 39 AG78, AIB engages its credit risk management process to underpin its assessment of the impact of specific counterparty credit on derivative assets valuations. Significant movements in internal credit ratings are taken account of in estimating the appropriate discount rate for present value computations. Our internal credit rating assessments include an assessment of the up-to-date credit worthiness of the counterparty, collateral held, duration and other factors that market participants would use.

(2)	There is also an element of calibration testing where we examine more recent credit spread pricing, on a sample basis, in line with IAS 39 AG78. We examined our derivative activity during 2008 and, when compared to 2007 activity, we did not observe any significant change in the average credit spreads, where credit spread was applicable. This analysis is also used to estimate credit spread movements which is supplementary to the process described directly above.

Arising from procedure (1) above, a counterparty credit adjustment of circa €18m was booked in the financial statements for the year-end 31 December 2008, on specific positions. Resulting from a combination of (1) and (2), relatively minor movements were identified across the portfolio which could have resulted in a further adjustment of €0m to €5m, which was not deemed to be significant at the time of financial statement preparation. This position will continue to be reassessed for validity at each financial reporting period.

Materiality analysis

The tables below set out the quantitative impact on profit for the period and shareholders’ equity of not including a further adjustment, of a maximum of €5m (€4.4m after taxation), for counterparty credit spread movement on derivative assets. In each case the impact is considered to be immaterial. As discussed above, we concluded that an adjustment for the impact of own credit in derivative liabilities was not appropriate given credit enhancements, such as posted collateral, and based on our experience in the market of transacting at market prices.

Impact on profit for the period

Financial period	As reported	Counterparty credit spread impact	% impact
	€m	€m	%
Full year 2007	2,066	—	—
Full year 2008	885	-4.4	-0.50%

Impact on shareholders’ equity

Financial period	As reported	Counterparty credit spread impact	% impact
	€m	€m	%
31 December 2007	9,827	—	—
31 December 2008	8,938	-4.4	-0.05%

*            *            *            *             *            *

In responding to the matters addressed above, AIB acknowledges that:-

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the responses adequately address the comments raised and if you would like to discuss any of the above in further detail please feel free to contact Brendan McHugh at +353 1 6414296.

Yours sincerely,

/s/ Maeliosa O’hOgartaigh
Maeliosa O’hOgartaigh
Acting Chief Financial Officer

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